FORM NRSRO

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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

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**APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)**

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☐ UPDATE OF REGISTRATION
   OF CREDIT RATINGS   Items and/or Exhibits Amended:
                                      Exhibits1,2,3,4,5,6,7,8
☐ APPLICATION SUPPLEMENT
   Items and/or Exhibits Supplemented:

                                              ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A.** Your full name:

    HR Ratings de Mexico, S.A. de C.V.

    B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

    HR Ratings

    (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):
    N/A

    C. Address of your principal office (do not use a P.O. Box):

Av. Prolongación Paseo de la Reforma No. 1015 Torre A Piso 3 Col. Santa Fe	Mexico	City	01210
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    D. Mailing address, if different:
    N/A

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    E. Contact person (See Instructions):

Laura Mariscal Higareda   Head Compliance Officer

(Name and Title)			
Av. Prolongación Paseo de la Reforma No. 1015 Torre A Piso 3 Col. Santa Fe	Mexico	City	01210
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

03/29/2017   HR Ratings de Mexico, S.A. de C.V.

_____
(Date)

By: Fernando Montes de Oca _[Digitally signed by Fernando Montes de Oca DN: cn=Fernando Montes de Oca, o=HR Ratings, ou=HR Ratings, email=fernando.montesdeoca@hrratings.com, c=MX Date: 2016.10.19 12:34:08 -05'00']_

_____
(Signature)

(Name of the Applicant/NRSRO)

José Fernando Montes de Oca Gatica, Chief Executive Officer

_____
(Print Name and Title)

2. A. Your legal status:

☑ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other (specify) _____

B. Month and day of your fiscal year end: December, 31

C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: Mexico   Date of formation: June 22, 2007

3. Your credit rating affiliates (See Instructions):

N/A

(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

Laura Mariscal Higareda   Head Compliance Officer

(Name and Title)

Av. Prolongación Paseo de la Reforma No. 1015 Torre A Piso 3 Col. Santa Fe   Mexico   City   01210

(Number and Street)   (City)   (State/Country)   (Postal Code)

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

Form NRSRO and Exhibits 1 through 9 will be made publicly and freely

available at http://www.hrratings.com/es/formnrsro

6. COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	547	2009
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☑	140	2010
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	352	2008

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Credit ratings in the classes indicated in item 7A are readily accessible for free at

http://www.hrratings.com/en/ratings

---

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	○	◉
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	○	◉
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	○	◉

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑   Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☐   Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐   Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐   Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐   Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐   Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

List of Material changes to the application for registration as an NRSRO that occurred during 2016

I. Methodologies and procedures used in determining credit ratings (Exhibit 2)

During 2016, the following Methodologies were included to Exhibit 2 in the NRSRO form Application to add classes of Credit Ratings:

• Rating Methodology for Banks *(Long Term and Short Term Local Rating Scales).*
• Addendum - Rating Methodology for Subordinated Debt *(Long Term and Short Term Local Rating Scales).*
• Rating Methodology for Non-Bank Financial Institutions *(Long Term and Short Term Local Rating Scales).*
• Addendum - Rating Methodology for Credit Unions *(Long Term and Short Term Local Rating Scales).*
• Addendum - Rating Methodology for Leasing Agents *(Long Term and Short Term Local Rating Scales).*
• Rating Methodology for Brokerage Firms *(Long Term and Short Term Local Rating Scales).*
• Rating Methodology for Mutual Funds *(Long Term and Short Term Local Rating Scales; Market Risk Rating Scale).*
• Addendum – Rating Methodology for Bonded Warehouses (*Long Term and Short Term Local Rating Scales).*

In November 2016, HR Ratings obtained the registration to rate corporate and financial institutions. With this authorization, ratings for public finance, corporate and financial institutions, pesos or USD denominated, will now be issued as NRSRO ratings in the U.S.

The procedure for determining credit ratings, contained in exhibit 2, was updated to reflect the amendments made to the Code of Conduct and Operations Manual on March 2017, such as:

• HR Ratings may issue unsolicited ratings, for which HR Ratings will not receive any payment and may or not may sign a service contract, engagement letter or legal instrument. Unsolicited ratings will be prepared following the same methodologies as requested ratings and will follow the same rating process, accordingly. The Agency is not obligated to monitor or follow-up on this type of rating and may withdraw an unsolicited rating at any time.
• The Committee will meet with a quorum of at least 4 members and two committees may meet simultaneously with different agendas.
• Senior Analysts were included in the Analysis Committee.

II. Description of the changes in Prevention of misuse of material non-public information (Exhibit 3).

During 2016, the following policies were included in terms of non-public information:

- The company reports of private ratings are all marked as confidential treatment.
- The Compliance Department will train employees regarding the privileged information and it proper uses and disseminations. Also performs daily and ongoing tasks related to the development, adjustment, and administration of the internal control policies and procedures deemed necessary related to: the improper use of material non-public or confidential information; the handling and prevention of conflicts of interest; compliance with regulations applicable to credit rating agencies, and the handling of complaints.

III. Description of changes in senior management (Exhibit 4).

During 2016, the following changes in senior management positions were effected:

- The integration of Rolando de la Peña as Vice President of Methodology and Criteria, since February 15, 2016.
- The promotion of Luis Quintero Letayf, to Executive Senior Director of Corporates analysis area, since June 1s, 2016.
- The resignation of Pedro Latapí Angelini, as Chief Operations Officer, since July 29, 2016.
- The incorporation of Alvaro Rodrigo Rangel Medina, as Chief Operations Officer, with effects on July 29, 2016.
- The resignation of Rolando de la Peña as Vicepresident of Methodology and Criteria, since July, 2016.
- The incorporation of Karla Adriana Rivas Mariscal, as Vicepresident of Methodology and Criteria, with effects on July 18, 2016.
- The resignation of Claudia Ramírez Mingramm as Chief Compliance Officer, since December 5, 2016.
- The incorporation of Laura Mariscal Higareda as Chief Compliance Officer with effects on January 16, 2017.

IV. Material changes to Exhibit 5 (Code of Conduct)

During 2016, the Code of Conduct was amended to establishing better policies for identifying, eliminating, and handling conflicts of interest.

The following policies were included to the Code of Conduct:

- The Risk Officer will conduct audits to the business development department to control procedures quarter a month.

- The Compliance Department will conduct, quarterly trainings to HR Ratings operative employees to enforce the knowledge of the Company rules and regulations applicable to HR Ratings as a credit rating agency.

- The following policies were included in the Code of Conduct regarding unsolicited ratings:

  - HR will issue unsolicited ratings, for which will not receive any payment.
  - The unsolicited ratings will follow the same methodologies than solicited ratings.
  - HR is not obligated to monitor or follow the unsolicited rating.
  - HR will be able to remove the rating action without previous announcement and whenever the Institution decides.

- When an employee has, doubts as to whether a certain communication may be considered a complaint, the employee should consult with the Compliance department to determine the final status of the communication and if so, then classify the communication as a complaint.

- When the Head Compliance Officer detects breaches or serious violations of HR Ratings guidelines, policies and control mechanisms that he or she believes could be violations of the Securities Market Law, he or she must inform the CNBV of said acts within two business days following on which he or she became aware of said violations.

The following policies were included to the Code of Conduct to avoid and manage conflicts of interest:

A new category for what is considered as Conflict of Interest, when the employee participate in any sell or promotion of a product or service offered by HR, or is influenced for preferences in sells or market.

Description of new procedure related to the policy related to the division of functions, whenever an employee received information regarding different area that could represent conflict of interest, the individual involved has to sent the communication to the compliance general mail box to determinate the resolution.

When a relevant conflict of interest occurs, the Independent Board of Directors will have opinion and advise regarding the event.

The following policy was amend in the Code of Conduct regarding Post employment follow up policy:

The look back review follow up will be performed by The Risk Officer reviewing emails, analysis committee minutes related to the entity or issuer where the former employee took a position and the ratings from the last 12 months of last rating action for such entity or issuer.

In addition to amendments made to the Code of Conduct during 2016, the Operations Manual was amended to establish better practices, such as:

- Business Development Department will verify at first instance with the client in contract, fi the product rated will de offered in United States of America, or if the client is an American citizen.
- The Responsible analyst has to ascertain when authorized client individuals for sent and receive privilege information change, analyst will record evidence from the client when request a change in this terms.
- The visit will not be mandatory for Procedures for ratings of emissions or operations backed by future public finance assets or flows, or structure of future flows structures.

Likewise, the General Operations Plan was amended to include, among others, the following policies:

- Ratings, follow-up or cancellations on securities that are registered or intend to be registered in the National Registry of Securities in Mexico cannot be kept private.
- The analyst will always review when a global rating procedure requires the Rule 17g-7 template.
- The client will have two working days audience when the report is provided, during this period the report document will be treated as confidential by the client.
- When there is lack of cooperation from the entity or issuer, and the rating process get impossible to perform according, HR Rating will perform the process with public available information.
- Creation of new Withdrawals Committee.

Also amendments in the General Operating Program was amended to establish the following;

- The functions of the Vicepresident of Methodology and Criteria include the notification via e-mail to the analysts and Compliance department of any change or new methodology or model approved.
- The creation of the Technology Committee as the inter organ to identify needs or opportunities of the infrastructure of HR.

Finally, the Administrative and Human Resources Manual was amended to establish a new policy regarding internal Sponsor for new employees, and trainings will be provided to outstanding employees.

These amendments to the Company internal regulation were agreed by HR's Regulations Committee on March 2, 2017 and were formally approved by its Board of Directors on March 6, 2017, with effects on April 6, 2017.

V. Conflict of Interest descriptions (Exhibit 6).

During 2016, two more description to conflicto of interest were included;

- Being influenced during the rating process with privileges, promotions, sales or preferences of certain issuers or obligors, in exchange of certain rating determined by the Nationally Recognized Statistical Rating Organization.

VI. Manage Conflict of Interest (Exhibit 7).

During 2016, policies to manage Conflict of Interest were improve or new were added:

- The rating model for Investor Paid, was improve to the following; The investor will not have the right to provide comments or additional information after the Analysis Committee assigned the rating, this right will be granted only for the issuer or rated entity when they collaborated delivering information for the analysis of the rating.
- The Compliance Officer, together with the Company CEO and Risk Officer, and, when necessary, a legal advisor will discuss and analyze real and/or potential conflicts of interest to determine the appropriate measures to be taken to handle such conflicts, and:
- The independent board members will be promptly informed of all possible of factual conflict of interest when they occur.
- Look back review policy was amend to; When the company have knowledge of the former employee entering the employ of the entity, issuer, or structuring agent, HR Ratings will review the performance of the analyst over the 12 months previous from the last rating action of the entity or issuer in question.
- Policies to apply when client request a rating to be held private were amend to the following;

  - ✓ Private ratings will only be delivered to the persons authorized by the entity or issuer rated to exchange information with HR Ratings.
  - ✓ In the event that a private rating is made public outside of HR Ratings, HR Ratings will publish the rating immediately.

✓ Ratings, monitoring or cancellations will not be held private on securities that are registered or with intentions of being registered in the National Securities Register in Mexico.
✓ Private ratings will always carry a confidential watermark.

VII. Credit analyst and Supervisor Information (Exhibit 8).

During 2016, one new Supervisor position was included;

✓ New position named as Manager, will be when the individual achieve the following besides the Associate Analyst criteria;

- Ability to work on special projects
- Support the Director in the management of the department
- Ability to provide direction and support for analysts and associates
- Full understanding of the methodologies relevant to their area
- Ability to supervise the work of others on assigned projects
- Thorough knowledge of the clients and matters in their area
- Multicultural perspective
- Able to adapt to change
- Negotiation skills
- High level of English
- Ability to integrate operations in other countries
- Demonstrated skills in leading meetings and presenting to key executives and Senior Management
- Minimum 4 years experience in credit or economic analysis